Exhibit 5.5

ANADARKO MIDKIFF/BENEDUM SYSTEM

Combined Statements of Revenues and Direct Operating Expenses

For the Six Months Ended June 30, 2007 and 2006

(Amounts in thousands – Unaudited)

	For the Six Months Ended June 30,
	2007	2006
Revenues:
Sale of gas	$61,005	$55,816
Sale of natural gas liquids	74,455	72,702
Marketing fees	208	237

Total revenues	135,668	128,755

Direct operating expenses:
Product purchases	96,314	88,106
Plant operating expenses	6,923	10,533

Total direct operating expenses	103,237	98,639

Revenues in excess of direct operating expenses	$32,431	$30,116

See accompanying notes to the combined statements of revenues and direct operating expenses.

ANADARKO MIDKIFF/BENEDUM SYSTEM

Notes to Combined Statements of Revenues and Direct Operating Expenses

For the Six Months Ended June 30, 2007 and 2006

(1)	Basis of Presentation

On June 1, 2007, Atlas Pipeline Partners, L.P. (Atlas) entered into an agreement with Western Gas Resources, a wholly owned subsidiary of Anadarko Petroleum Corporation (Anadarko) whereby Anadarko receives $1.85 billion and Atlas acquires control of Anadarko’s interests in the Chaney Dell and Midkiff/Benedum (Midkiff System) natural gas gathering systems and associated processing plants. The parties formed two separate joint ventures to effect the transactions, which closed in July 2007. The effective date of the transactions in the agreement is July 1, 2007.

The accompanying historical combined statements of revenues and direct operating expenses are presented using the accrual basis, and represent the historical revenues and direct operating expenses attributable to Anadarko’s interest in the Midkiff System located in the southeast quadrant of the Permian Basin, southeast of Midland, Texas. The Midkiff System consists of approximately 2,500 miles of gathering lines, 12 field compressor stations, and the Midkiff and Benedum processing facilities. Anadarko’s interest in these facilities is a 72.8% undivided ownership interest with the remaining 27.2% interest held by Pioneer Natural Resources, Inc. Anadarko accounts for this system on a pro-rata basis and, accordingly, only records its 72.8% interest in the revenues and expenses.

Anadarko did not prepare separate stand-alone historical financial statements for the Midkiff System in accordance with accounting principles generally accepted in the United States of America. Accordingly, it is not practicable to identify all indirect operating costs applicable to the Midkiff System. The accompanying combined statements of revenues and direct operating costs were prepared from the historical accounting records of Anadarko.

Certain indirect expenses, as further described in note 4, were not allocated to the Midkiff System historical financial records. Any attempt to allocate these expenses would require significant and judgmental allocations.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to represent a complete set of financial statements reflecting financial position, results of operations, shareholders’ equity, and cash flows of the Midkiff System, and are not indicative of the results of operations for the Midkiff System going forward.

(2)	Significant Accounting Policies

(a)	Principles of Combination and Use of Estimates

The combined statements of revenues and direct operating expenses are derived from the accounts of Anadarko. All significant intercompany transactions and balances have been eliminated in combination of the combined statements of revenues and direct operating expenses. Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the combined statements of revenues and direct operating expenses. Actual balances and results could be different from those estimates.

(b)	Revenue Recognition

Gas gathered and processed through the Midkiff System is supplied by unrelated third parties under percentage-of-proceeds agreements. Under these agreements, Anadarko pays producers a specified percentage of the net proceeds received from the sale of the gas and the Natural Gas Liquids (NGLs). Revenue is recognized when the gas or NGLs are sold and the related product purchases are recorded as a percentage of the sale of the product. Under many of these contracts, Anadarko also receives a marketing fee on NGLs. The marketing fee is earned when the product is sold and title transfers.

ANADARKO MIDKIFF/BENEDUM SYSTEM

Notes to Combined Statements of Revenues and Direct Operating Expenses

For the Six Months Ended June 30, 2007 and 2006

(c)	Direct Operating Expenses

Direct operating expenses are recognized when incurred and consist of direct expenses of operating the Midkiff System. The direct operating expenses include product purchases and plant operating expenses. Product purchases include costs associated with the purchase of natural gas from oil and gas wells to process and treat natural gas to meet pipeline specifications and to extract NGLs. Plant operation expenses also include expenses directly associated with support personnel, support services, equipment, and facilities directly related to gas processing activities.

(3)	Contingencies

The activities of the Midkiff System are subject to potential claims and litigation in the normal course of operations. Anadarko does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect on the operations or financial results of the Midkiff System.

(4)	Excluded Expenses

The Midkiff System was part of a much larger enterprise prior to closing the sale to Atlas. Indirect general and administrative expenses, interest, income taxes, and other indirect expenses were not allocated to the Midkiff System, and have been excluded from the accompanying combined statements. In addition, management of Anadarko believes such indirect expenses are not indicative of future costs or recoveries that may be incurred by Atlas.

Depreciation and amortization have been excluded from the accompanying combined statements of revenues and direct operating expenses as such amounts would not be indicative of those expenses, which would be incurred based on the amounts expected to be allocated to the Midkiff System in connection with the purchase price allocation by Atlas.

(5)	Cash Flow Information

Capital expenditures were approximately $11.5 million and $9.9 million for the six months ended June 30, 2007 and 2006, respectively. Other cash flow information is not available on a stand-alone basis for the Midkiff System.